UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 517th MEETING OF THE BOARD OF DIRECTORS OF
TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 20, 2026

1.   DATE, TIME AND VENUE:  On February 20, 2026, at 7:00 p.m. (São Paulo local time), held remotely, as provided for in Article 19, paragraph 1, of the Internal Regulations of the Board of Directors and Technical and Consultant Committees (“Regulations”) of Telefônica Brasil S.A. (“Company”).

2.  CALL NOTICE AND ATTENDANCE: The call notice was waived, given the presence of all members of the Company’s Board of Directors, who subscribe these minutes, pursuant to article 15, paragraph 2, of the Company’s Regulations. Also present was the Company’s General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, acting as Secretary of the Meeting.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the meeting; Breno Rodrigo Pacheco de Oliveira – Secretary of the Meeting.

4. AGENDA AND RESOLUTION: After examination and discussion of the matters on the Agenda, the following was resolved unanimously by the members of the Board of Directors present:

4.1. Approval of the termination of the current share buyback program: A proposal was presented to terminate, as of this date, the Company’s share buyback program currently in force (which had been approved by this Board at a meeting held on February 25, 2025) (“Share Buyback Program 2025–2026”). After reviewing and discussing the information, the termination of the 2025–2026 Share Buyback Program was approved.

4.2. Creation of a new share buyback program: After analyzing market conditions, Management deemed it appropriate to propose a new share buyback program for the Company’s common shares for the years 2026 and 2027 (“2026–2027 Program”).

In this regard, the proposal was presented and, after analysis and discussion by the members present, was approved by the Board of Directors, pursuant to article 15, item XV, of the Company’s Bylaws, and CVM Resolution No. 77, dated March 29, 2022 (“RCVM 77/2022”), as follows:

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 517th MEETING OF THE BOARD OF DIRECTORS OF
TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 20, 2026

(i)       Objective of the Program: Acquisition of the Company’s common shares for retention in treasury, subsequent cancellation, or sale, without reducing capital stock, in order to increase shareholder value through the efficient use of available cash resources, optimizing the Company’s capital allocation;

(ii)       Resources: The buyback will be carried out using available resources in the statutory reserve of income, and may also use the income recorded in the current fiscal year, pursuant to article 8, paragraph 1, items I and II, of RCVM 77/2022. Considering the available resources under RCVM 77/2022, the maximum amount to be used in the 2026–2027 Program is R$1.0 billion;

(iii)       Term: The 2026-2027 Program will commence on February 23, 2026, and end on February 22, 2027;

(iv)       Purchase price and method: Share purchases will be conducted on the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa e Balcão) at market prices;

(v)       Number of shares to be acquired: Up to 42,861,656 common shares;

(vi)       Intermediary financial institutions: Buyback operations under the 2026–2027 Program will be intermediated by: (i) Ágora Corretora de Títulos e Valores Mobiliários S.A. (Bradesco), headquartered at Avenida Presidente Juscelino Kubitschek, No. 1309, 11th floor, São Paulo - SP; (ii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., headquartered at Avenida Brigadeiro Faria Lima, 3477, 14th floor – Part, São Paulo - SP; (iii) Citigroup Global Markets Brasil CCTVM S.A., headquartered at Avenida Paulista, No. 1111, 14th floor - Part, São Paulo - SP; (iv) Itaú Corretora de Valores S.A., headquartered at Avenida Brigadeiro Faria Lima, 3500, 3rd floor - Part, São Paulo - SP; and (v) Morgan Stanley CTVM S.A., headquartered at Avenida Brigadeiro Faria Lima, 3600, 6th floor, São Paulo – SP.

Finally, pursuant to article 6 of RCVM 77/2022, the members of the Company’s Board of Directors provided the information contained in Annex I to these minutes and authorized the Company’s Executive Board to perform all necessary acts for the implementation of the 2026–2027 Program.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 517th MEETING OF THE BOARD OF DIRECTORS OF
TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 20, 2026

5.     CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo, February 20, 2026. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Andrea Capelo Pinheiro; Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Gregorio Martínez Garrido; Ignácio Maria Moreno Martínez; Jordi Gual Solé; Marc Xirau Trias; and Solange Sobral Targa. Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 517th meeting of the Board of Directors of Telefônica Brasil S.A., held on February 20, 2026, drawn up in the Company’s book. This is a free English translation.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Secretary of the Meeting

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 517th MEETING OF THE BOARD OF DIRECTORS OF
TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 20, 2026

ANNEX I

ANNEX G to CVM Resolution No. 80/22

Trading of Shares of Own Issuance

1. Justify in detail the objective and expected economic effects of the operation:

The share buyback program for Telefônica Brasil S.A. (“Company”) for the years 2026–2027, approved at the Board of Directors meeting held on February 20, 2026, aims to acquire common shares issued by the Company for retention in treasury, subsequent cancellation, or sale, without reducing capital stock, to increase shareholder value through the efficient use of available cash resources, optimizing the Company’s capital allocation (“2026–2027 Program”).

2. Inform the number of (i) outstanding shares and (ii) treasury shares:

The number of Company’s shares[1]: (i) outstanding is 738,019,262 common shares, pursuant to the definition in article 1, sole paragraph, item I, of CVM Resolution No. 77, dated March 29, 2022 (“RCVM 77/2022”); and (ii) held in treasury is 30,940,270 common shares.

3. Inform the number of shares that may be acquired or alienated:

Up to 42,861,656 (forty-two million, eight hundred sixty-one thousand, six hundred fifty-six) common shares may be acquired.

4. Describe the main characteristics of the derivative instruments the Company may use, if any:

Not applicable. The Company will not use derivative instruments.

5. Describe, if any, agreements or voting instructions between the Company and the counterparty of the transactions:

Not applicable. Acquisitions will occur through trading on the stock exchange, and therefore there are no voting guidelines between the Company and counterparties.

[1] Considers the record date of December 31, 2025.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 517th MEETING OF THE BOARD OF DIRECTORS OF
TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 20, 2026

6. In the case of transactions carried out outside the organized securities market, inform: a. the maximum (minimum) price for which the shares shall be acquired (sold); and b. if it is the case, the reasons that justify the transaction at prices higher than 10% (ten percent), in case of acquisition, or lower than 10% (ten percent), in case of alienation, than the average quote, weighed by volume, in the 10 (ten) previous trading days:

Not applicable. Operations will be carried out on the stock exchange at market prices.

7. Inform, if any, the impacts the negotiation will have on the composition of the controlling interest or the company’s administrative structure:

Not applicable. There will be no impact on the control structure or management structure of the Company due to the implementation of the 2026–2027 Program.

8. Identify the counterparties, if known, and in case of a related party, as defined by the accounting standards that govern the matter, also provide the information required by article 9 of CVM Resolution No. 81, of March 29, 2022:

Not applicable. Acquisitions will occur through stock exchange trading, and therefore the counterparties are not known.

9. State the allocation of the funds earned, if applicable:

If the acquired shares are subsequently sold under the 2026–2027 Program, the use of proceeds will be determined at the appropriate time, with proper disclosure to the market.

10. Indicate the maximum term for the liquidation of the authorized transactions:

The 2026–2027 Program will begin on February 23, 2026, and will remain in effect until February 22, 2027.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 517th MEETING OF THE BOARD OF DIRECTORS OF
TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 20, 2026

11. Identify the institutions that will act as intermediaries, if any:

The buyback operations under the 2026–2027 Program will be intermediated by: (i) Ágora Corretora de Títulos e Valores Mobiliários S.A. (Bradesco), headquartered at Avenida Presidente Juscelino Kubitschek, No. 1309, 11th floor, São Paulo - SP; (ii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., headquartered at Avenida Brigadeiro Faria Lima, 3477, 14th floor – Part, São Paulo - SP; (iii) Citigroup Global Markets Brasil CCTVM S.A., headquartered at Avenida Paulista, No. 1111, 14th floor - Part, São Paulo - SP; (iv) Itaú Corretora de Valores S.A., headquartered at Avenida Brigadeiro Faria Lima, 3500, 3rd floor, - Part, São Paulo - SP; and (v) Morgan Stanley CTVM S.A., headquartered at Avenida Brigadeiro Faria Lima, 3600, 6th floor, São Paulo – SP.

12. Specify the funds available to be used, as per article 8, paragraph 1, of CVM Resolution No. 77, of March 29, 2022:

The buyback will be carried out using resources available in the statutory reserve of income, and may also use the income recorded in the current fiscal year, pursuant to article 8, paragraph 1, items I and II, of RCVM 77/2022. Considering the available resources under RCVM 77/2022, the maximum amount to be used in the 2026–2027 Program is R$1.0 billion.

13. Specify the reasons why the members of the Board of Directors are comfortable that the repurchase of shares will not hinder the fulfillment of obligations assumed before creditors nor the payment of fixed or minimum mandatory dividends:

The Board of Directors believes that the Company’s current financial conditions, its strong cash-generation capacity, and its low level of indebtedness are compatible with the implementation of the 2026–2027 Program in the approved amounts, without impairing the Company’s ability to meet obligations to creditors and pay mandatory dividends.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 23, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director